CDM Financials, LLC
Certified Public Accountants, Business Advisors

Independent Accountant's Review Report

To the Board of Directors
Cityfreighter, Inc.
Santa Barbara, California

I have reviewed the accompanying financial statements of Cityfreighter, Inc., which comprise the balance sheet as of December 31, 2019 and 2018, and the related statement of income, changes in owners' equity, and cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Charlene D. Moultrie

CDM Financials, LLC
Fairburn, GA
June 19, 2020

CITYFREIGHTER, INC.
REVIEWED BALANCE SHEET
AS OF DECEMBER 31 2019 and 2018

ASSETS

	2019	2018
Cash	$ 345	$ -
Inventory	57,166	33,545
TOTAL ASSETS	**$ 57,511**	**$ 33,545**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2018
LIABILITIES		
Accounts Payable	-	100
Total Liabilities	-	100
STOCKHOLDERS' EQUITY		
Common stock, par value, $0.00001, 20,000,000 shares authorized, 400,000 shares issued and outstanding	243,342	65,237
Campaign Revenue Shares	34,492	53,478
Retained Earnings	(220,323)	(85,270)
Total Stockholders' Equity	$ 57,511	$ 33,445
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 57,511**	**$ 33,545**

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF OPERATIONS
FOR THE PERIOD ENDING DECEMBER 31, 2019 and 2018

	2019	2018
REVENUE		
	-	-
TOTAL REVENUE	$ -	$ -
COST OF GOODS SOLD	(151,579)	(33,545)
GROSS PROFIT (LOSS)	(151,579)	(33,545)
EXPENSES		
Advertising	21,813	16,387
Bank Charges	1,629	1,583
Food Expense	5,222	-
Insurance	-	6,390
Meals and Entertainment	-	1,103
Miscellaneous	11,054	1,568
Office Supplies	-	1,400
Rent	7,679	3,178
Telephone and Internet	2,230	1,030
Travel	19,117	9,974
Utilities	-	1,367
Wage Expense	-	7,745
TOTAL EXPENSES	$ 68,744.00	$ 51,725.00
NET LOSS	$ (220,323.00)	$ (85,270.00)

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2019 and 2018

	Common Stock	Retained Earnings	Total Owners' Equity
Balance December 31, 2018	$ 118,715	$ (85,270)	$ 33,445
Common Stock	159,119	-	159,119
Net Income/ (Loss)	-	(220,323)	(220,323)
Contributions	-	85,270	85,270
Balance December 31, 2019	$ 277,834	$ (220,323)	$ 57,511

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
REVIEWED STATEMENT OF CASH FLOWS
AS OF DECEMBER 31 2019 and 2018

	2019	2018
OPERATING ACTIVITIES		
Net Loss	$ (220,323)	$ (85,270)
Change in Inventory	(23,621)	(33,545)
Change in Accounts Payable	(100)	100
Net Cash Used for Operating Activities	(244,044)	(118,715)
INVESTING ACTIVITIES		
	-	-
Net Cash Used for Investing Activities	-	-
FINANCING ACTIVITIES		
Stock Issuance	159,119	118,715
Contributions	85,270	-
Net Cash Provided by Investing Activities	244,389	118,715
Net Change in Cash	345	-
Cash at Beginning of Period	-	-
Cash at End of Period	$ 345	$ -

See accompanying Accountant's Review Report and Notes to the Financial Statements

CITYFREIGHTER, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDING DECEMBER 31, 2019 and 2018

NOTE 1 – NATURE OF OPERATIONS

Cityfreighter Inc. was formed on June 26th, 2018 ("Inception") in the State of Delaware. The financial statements of Cityfreighter Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California. Cityfreighter Inc. develops light-, and medium-duty commercial electric vehicle platforms for the "last mile", combined with intelligent back-end solutions, to meet the needs of urban logistics. We will sell our products to fleet operators through direct, online, and distributor channels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from selling electric trucks when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

We currently have no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $0.00001. As of December 2019, the company has currently issued 480,569 shares of common stock at par value

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 19, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.